UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Fundamental Global Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

30259W104

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global GP, LLC

108 Gateway Blvd., Suite 204

Mooresville, NC 28117

(704) 323-6851

With a copy to:

S. Chase Dowden

Holland & Hart LLP

222 S. Main Street, Suite 2200

Salt Lake City, UT 84101

(801) 799-5769

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 968,408
	8	SHARED VOTING POWER 8,049,136
	9	SOLE DISPOSITIVE POWER 968,408
	10	SHARED DISPOSITIVE POWER 8,049,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,017,544 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 7,540 shares held by Mr. Cerminara’s 401(k) plan, 11,220 shares held by his spouse, 4,220 share held in accounts of his minor children, and 74,000 shares purchasable pursuant to stock options exercisable within 60 days of the filing of this Statement.

(2)	Mr. Cerminara may also be deemed to be the beneficial owner of 56,131 shares of Preferred Stock (as defined in Item 5 below) that are held directly by FGFH (as defined in Item 2 below), which represent approximately 6.3% of the outstanding shares of Preferred Stock. Mr. Cerminara also owns 44 shares of Preferred Stock in a joint account with his spouse. The Preferred Stock is non-voting and non-convertible.

1	NAME OF REPORTING PERSON Fundamental Global GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,049,136
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,049,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,049,136 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

(1)	FGGP (as defined in Item 2 below) may also be deemed to be the beneficial owner of 56,131 shares of Preferred Stock that are held directly by FGFH, which represent approximately 6.3% of the outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

1	NAME OF REPORTING PERSON FG Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,911,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,911,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,911,183 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON OO

(1)	FGFH previously held 5,666,111 shares of Common Stock prior to the Effective Time (defined in Item 4. below). In connection with the Merger, 2,754,928 shares of Common Stock held by FGFH (and beneficially owned by FGH) were retired. FGFH also directly holds 56,131 shares of Preferred Stock, which represent approximately 6.3% of the outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

1	NAME OF REPORTING PERSON FG Group Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

(1)	FGH (as defined in Item 2 below) merged with and into the Merger Sub (as defined in Item 2 below), a wholly owned subsidiary of the Company (as defined in Item 2 below) and the shares beneficially owned by FGH were cancelled.

1	NAME OF REPORTING PERSON Ballantyne Strong Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,284,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,284,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,284,334 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON OO

(1)	FGH (as defined in Item 2 below) merged with and into the Merger Sub (as defined in Item 2 below), a wholly owned subsidiary of the Company (as defined in Item 2 below) and the shares beneficially owned by Ballantyne Strong Holdings LLC were received in the Merger in exchange for an equal number of shares of FGH Common Stock (as defined in Item 4 below).

1	NAME OF REPORTING PERSON Fundamental Global Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

(1)	FGH (as defined in Item 2 below) merged with and into the Merger Sub (as defined in Item 2 below), a wholly owned subsidiary of the Company (as defined in Item 2 below) and the shares beneficially owned by Fundamental Global Holdings LP were received in the Merger in exchange for an equal number of shares of FGH Common Stock.

This Amendment No. 18 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 18”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, $0.001 par value per share, of Fundamental Global Inc., a Nevada corporation (f/k/a FG Financial Group, Inc., the “Company”). In addition, FGH ceased to be a beneficial owner of more than five percent of the shares of Common Stock, and this Amendment No. 18 constitutes an exit filing for FGH. Except as amended and supplemented by this Amendment No. 18, the Schedule 13D remains unchanged.

Capitalized terms used but not defined in this Amendment No. 18 shall have the same meanings ascribed to them in the Merger Agreement (as defined herein).

Item 2. Identity and Background.

This Statement is filed by (i) Mr. D. Kyle Cerminara, a U.S. citizen, (ii) Fundamental Global GP, LLC, a Delaware limited liability company (“FGGP”), (iii) FG Financial Holdings, LLC, a Delaware limited liability company (“FGFH”), (iv) FG Group Holdings Inc., a Nevada corporation (“FGH”), (v) Ballantyne Strong Holdings, LLC, a Delaware limited liability company (“BTN Holdings”), and (vi) Fundamental Global Holdings LP, a Delaware limited partnership (“FGHP”).

The principal business of FGGP is to provide administrative and management services to its strategic holdings. FGH is a holding company with diverse business activities focused on serving the entertainment, retail, financial, advertising and government markets. Mr. Cerminara’s principal occupation is serving as the Chief Executive Officer of Fundamental Global, LLC, a Delaware limited liability company, whose principal business is to be a private partnership focused on long-term strategic holdings, including its privately held subsidiaries and affiliates. Mr. Cerminara is a U.S. citizen. The principal business of FGFH is to purchase, hold and/or sell shares of the Company and to control the Company through the election of directors to its board and otherwise. The managers of FGFH are Messrs. Cerminara and Ryan R. K. Turner. Mr. Turner is a U.S. citizen, and his principal occupation is serving as managing director of Fundamental Global, LLC. The principal business of BTN Holdings is to purchase, hold and/or sell shares of FGH and to control FGH through the election of directors to its board and otherwise. The principal business of FGHP is to hold shares of FGH on behalf of its limited partners.

Mr. D. Kyle Cerminara is the Chief Executive Officer and sole manager of FGGP, and a manager of FGFH. Ryan R. K. Turner is also a manager of FGFH. Until the Effective Time (as defined in Item 3 below), Mr. Cerminara was chairman of the board of directors of FGH.

Each of FGGP, FGFH, FGH, BTN Holdings, FGHP and Mr. Cerminara is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The business address of each of the Reporting Persons is 108 Gateway Blvd., Suite 204, Mooresville, NC 28117.

Information regarding the identity and background of the partners, managers, officers, directors or other controlling persons, of the Reporting Persons, as applicable, is set forth in this Item 2. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen.

None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth under Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

On February 29, 2024, the Company and FGH completed the previously announced merger transaction pursuant to the Plan of Merger, dated as of January 3, 2024 (the “Merger Agreement”), by and among the Company, FGF and FG Group LLC, a Nevada limited liability company and wholly owned subsidiary of FGF (the “Merger Sub”). Pursuant to the terms of the Merger Agreement and in accordance with the Nevada Revised Statutes, FGH merged with and into the Merger Sub (the “Merger”), with the Merger Sub as the surviving entity and wholly owned subsidiary of the Company.

In the Merger, each share of common stock, par value $0.01 per share, of FGH (the “FGH Common Stock”) that was issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was converted into one (the “Exchange Ratio”) share of common stock, par value $0.001 per share, of the Company (the “FGF Common Stock”). The shares of FGF Common Stock previously beneficially owned by FGH, which would have been held by the Merger Sub following the Merger were cancelled at the Effective Time.

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Commission on January 4, 2024, and is incorporated by reference into this Item 4.

None of the Reporting Persons have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein and except as may be proposed by Mr. Cerminara in his capacity as director of the Company, or by such board of directors with Mr. Cerminara’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their holdings in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons together beneficially own in the aggregate 9,017,544 shares of Common Stock, which represents approximately 31.8% of the Company’s outstanding shares of Common Stock and shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units or shares purchasable pursuant to stock options exercisable within 60 days of the filing of this Statement.

Each of FGFH, BTN Holdings and FGHP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Cerminara also directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. FGGP and FGH do not directly hold any shares of Common Stock. None of the other Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 28,369,066 shares of Common Stock reported by the Company as outstanding as of immediately following the Merger.

The Reporting Persons together also beneficially own in the aggregate 56,131 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A, $25.00 par value per share (the “Preferred Stock”), which represent approximately 6.3% of the outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

(c) The information set forth under Item 4 above is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 18, which agreement is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 1, 2024
D. KYLE CERMINARA

/s/ D. Kyle Cerminara

FUNDAMENTAL GLOBAL GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

FG FINANCIAL HOLDINGS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ Ryan R. K. Turner
Ryan R. K. Turner
Manager

FG GROUP HOLDINGS INC.

/s/ Mark D. Roberson
Mark D. Roberson
Chief Executive Officer

BALLANTYNE STRONG HOLDINGS, LLC
By Fundamental Global GP, LLC, its manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

FUNDAMENTAL GLOBAL HOLDINGS LP,
By FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager